

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2023

Gilberto Tomazoni
Chief Executive Officer
JBS B.V.
Stroombaan 16, 5th Floor
1181 VX, Amstelveen, Netherlands

> **Re: JBS B.V.**
> **Amendment No. 1 to Draft Registration Statement on Form F-4**
> **Submitted January 9, 2023**
> **CIK No. 001791942**

Dear Gilberto Tomazoni:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement

General

1. We note your disclosure that shareholders at the general meeting will vote on the merger of shares and ancillary matters, such as the approval of related valuation reports. Please revise to clarify what you mean by "valuation reports."

2. We note your revisions in response to prior comment 7. Please further revise your disclosure to reconcile apparent inconsistencies regarding the date on which the shareholders entitled to receive the cash dividend will be determined. For example, and without limitation, we note that page iii refers to a cash dividend record date, while disclosure elsewhere indicates that shareholders as of the general meeting (*e.g.,* page iv) or the last trading day (*e.g.,* page xvi) are entitled to the cash dividend.

Risk Factors, page 20

3.   Your response to comment 31 appears to indicate that there are no restrictions on transfers of Class B common shares (although we note disclosure describing "automatic" or "mandatory" conversion upon enforcement of a security interest) and no "sunset" provisions limiting their lifespan. We further note disclosure that indicates you may issue additional Class B common shares in the future. Please add a risk factor that fully describes the adverse impacts on holders of Class A common shares. Include, without limitation, disclosure that the controlling shareholders may change (due to transfers, new issuances, and/or conversions of Class B common shares), Class B shareholders will indefinitely exercise control over matters requiring a shareholder vote, and Class A shareholders will accordingly lack voting power unless and until all Class B common shares are converted, if ever. Additionally highlight the potential conflicts of interest and other inherent risks.

Capitalization, page 50

4.   We note your revisions made in response to our prior comment 20. Please further expand the equity section, or provide a footnote thereto, to disclose the equity line items that will pertain to JBS N.V. for the As Adjusted column. In this regard, disclose the JBS N.V. dual-class structure of Class A common stock and Class B common stock, the number of issued and outstanding shares, respectively, and the related par values and account balances. Please also disclose that the Class A common stock pertain to the Class A common stock underlying the issuance of JBS N.V. BDRs in the Proposed Transaction.

JBS S.A. General Meeting, page 54

5.   We note response to prior comment 9, including disclosure that the controlling shareholders will be counted for quorum purposes, and that the general meeting can be installed on first call with 1/4 of the outstanding shares present (or on second call with any number of shares present). Please revise to disclose whether the general meeting will be held even if no non-controlling shareholders participate, since it appears that the controlling shares are sufficient to establish a quorum. Additionally revise the statement, "A majority of the JBS S.A. Free Float Outstanding represents approximately 25% of the issued and outstanding JBS S.A. Common Shares as of December 31, 2022," to clearly identify the minimum number of non-controlling shares (if any) that is required to be voted in favor of each of the matters being voted upon, given the foregoing and that the controlling shareholders' vote is based on shares present at the meeting (rather than all outstanding shares). Include a risk factor describing the related risks to shareholders.

6.   Please revise your disclosure to reconcile the apparent inconsistency in the description of voting in this section and the statement on page 63 that "Our controlling shareholders . . . will not vote in favor of these matters unless the majority of our non-controlling shareholders votes in favor of these matters as well."

The Proposed Transaction
Purpose of the Proposed Transaction, page 62

7. We note your responses to prior comments 26 and 27. However, your disclosure does not appear to explain the purpose for the intermediate steps involving HoldCo. Please further revise to clarify the regulatory, tax-related, or other goals that the use of HoldCo is intended to achieve, including the consequences if the proposed transaction were structured to not include HoldCo. In addition, provide your legal analysis as to whether the HoldCo redeemable shares is required to be registered under the Securities Act, considering their redemption in exchange for BDRs.

Conditions Precedent to the Proposed Transaction, page 64

8. We note your response to prior comment 24. However, your disclosure continues to refer to "certain additional conditions, including the following." Please revise to clearly state that all material conditions are identified.

Principal Shareholders, page 145

9. Please expand your response to prior comment 29 to clarify how the shares held by BNDESPar are voted and/or disposed of if, as you disclose in note 2, no natural person is authorized to take those actions.

Principal Shareholders
Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders
CVM Investigations and Proceedings, page 147

10. We note your response to prior comment 19, including new disclosure in this subsection. Please further revise to address the following, including related risk factor disclosure:

- Clearly identify the proceedings in which JBS S.A. ("JBA") is a named party, and provide an updated description of the current status.

- Describe the shareholder votes underlying conflicts of interest allegations. Identify potential material consequences to JBS, and related risks to JBS and non-controlling shareholders, resulting from these alleged breaches. Clarify whether current compliance measures adequately address such conflicts of interest.

- Clarify whether internal controls have been strengthened to address alleged insider trading, including whether Wesley Batista still exercises control over hedging operations.

- Clearly identify the penalties to which JBS is potentially subject in connection with the matters described in this subsection, and the related risks to JBS and non-controlling shareholders. Describe what provisions have been made, if any.

<u>Taxation, page 202</u>

11.   We note your revisions in response to prior comment 33. Please file the exhibits required by Item 601(b)(8) of Regulation S-K. Refer to Staff Legal Bulletin No. 19 for guidance on the form and content for those exhibits. Additionally, if the tax consequences of the proposed transactions are materially different or more favorable to the holders who will receive Class B shares, revise to state so, explain the different tax treatment and reasons and how, if at all, it was considered in structuring the transactions.

        You may contact Beverly Singleton at 202-551-3328 or Claire Erlanger at202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: John Vetterli